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                            December 18, 2023

       Arthur Kuan
       Chief Executive Officer
       CG Oncology, Inc.
       400 Spectrum Center Drive, Suite 2040
       Irvine, CA 92618

                                                        Re: CG Oncology, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted December
4, 2023
                                                            CIK No. 0001991792

       Dear Arthur Kuan:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Prospectus Summary
       Overview, page 1

   1. We note your disclosure on page 2 that cretostimogene has received fast track designation from the FDA for the
treatment of high-risk, BCG-unresponsive NMIBC patients. Please provide balancing
disclosure, as you note on page 28, that fast track designation by the
                                                        FDA for cretostimogene
may not lead to a faster development or regulatory review or approval process, and
does not increase the likelihood that cretostimogene or any future product candidate which
may receive fast track designation will receive marketing
                                                        approval.
 Arthur Kuan
FirstName LastNameArthur  Kuan
CG Oncology,  Inc.
Comapany18,
December  NameCG
              2023 Oncology, Inc.
December
Page 2    18, 2023 Page 2
FirstName LastName
Summary Financial Data
Balance Sheet Data, page 13

2. Your disclosure on page 13 states that pro forma column gives effect to the automatic conversion of all outstanding shares of your redeemable convertible preferred stock into an aggregate of 366,277,131 shares of common stock. However, it appears the conversion of your Series F redeemable convertible preferred stock has not been reflected in pro
         forma stockholders    equity. Please explain why the automatic
conversion of your Series F
         redeemable convertible preferred stock has not been reflected in pro forma stockholders equity, and revise to address this apparent inconsistency between these disclosures.
Capitalization, page 80

3. Your disclosure on page 80 states that your pro forma column reflects "the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into
         366,277,131 shares of our common stock." However, it does not appear as though your
         Series F redeemable convertible preferred stock that was issued on July 28, 2023 has been included in your actual or pro forma columns. Please revise to address this apparent inconsistency.
Management
Executive Officers, page 133

4. We note your response to comment 11, including your revised disclosure on page 134 that
         Mr. DiPalma works on a part-time basis as your CFO. Please include risk factor disclosure concerning Mr. DiPalma's part-time status and the number of hours of service hours per month he is expected to provide.
       Please contact Eric Atallah at 202-551-3663 or Kevin Vaughn at 202-551-3494 if you
have questions regarding comments on the financial statements and related matters. Please contact Jimmy McNamara at 202-551-7349 or Joshua Gorsky at 202-551-7836 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences
cc:      Matthew T. Bush